SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  ------------

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                                    FORM 11-K


        [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

        FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

        OR

        [ ] Transition Report Pursuant To Section 13 Or 15(d) Of The Securities Exchange Act Of 1934

        For the transition period from                    to
                                        -----------------    -----------------


                         Commission File Number 1-13154


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                            AMERICAN MEDICAL SECURITY
                             RETIREMENT SAVINGS PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                      AMERICAN MEDICAL SECURITY GROUP, INC.
                               3100 AMS Boulevard
                               Green Bay, WI 54313


                American Medical Security Retirement Savings Plan

                           Annual Report on Form 11-K
                   For the Fiscal Year Ended December 31, 2002



                                TABLE OF CONTENTS

                                                                                                      Page
Financial Statements and Supplemental Schedule
Years ended December 31, 2002 and 2001
         Report of Independent Auditors..................................................................3

         Financial Statements

         Statements of Net Assets Available for Benefits.................................................4
         Statements of Changes in Net Assets Available for Benefits......................................5
         Notes to Financial Statements...................................................................6

         Supplemental Schedule

         Schedule H, Line 4i--Schedule of Assets (Held at End of Year)..................................10

Signatures..............................................................................................11

Exhibit Index.........................................................................................EX-1


                         Report of Independent Auditors

The Administrative Committee
American Medical Security
 Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of American Medical Security Retirement Savings Plan (the Plan) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                   Ernst & Young LLP

April 4, 2003


                                        3
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

                AMERICAN MEDICAL SECURITY RETIREMENT SAVINGS PLAN

                 Statements of Net Assets Available for Benefits


                                                                                   DECEMBER 31
                                                                             2002              2001
                                                                      -------------------------------------
ASSETS
Investments, at fair value (Note 3):
   Mutual funds                                                             $40,565,278       $43,573,330
   Common stock of American Medical Security Group, Inc.
                                                                                612,651           571,113
   Participant loans receivable                                               1,050,515         1,041,658
   Profit sharing receivable from American Medical Security
     Group, Inc.                                                              1,269,383                 -
                                                                      -------------------------------------
Net assets available for benefits                                           $43,497,827       $45,186,101
                                                                      =====================================


SEE ACCOMPANYING NOTES
                                        4
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

                AMERICAN MEDICAL SECURITY RETIREMENT SAVINGS PLAN

           Statements of Changes in Net Assets Available for Benefits

                                                                             YEAR ENDED DECEMBER 31
                                                                             2002              2001
                                                                     --------------------------------------
Investment loss:
   Net realized and unrealized depreciation in fair value of
     investments (Note 3)                                                 $ (6,847,272)      $ (3,996,410)
   Interest and dividends                                                      318,617            141,386
                                                                     --------------------------------------
                                                                            (6,528,655)        (3,855,024)
   Less investment expense                                                      79,623            148,206
                                                                     --------------------------------------
                                                                            (6,608,278)        (4,003,230)
Contributions:
   Employers'                                                                3,740,059          1,906,549
   Employees'                                                                4,783,013          5,045,519
                                                                     --------------------------------------
                                                                             8,523,072          6,952,068
   Other                                                                        10,855              5,864
                                                                     --------------------------------------
Total additions                                                              1,925,649          2,954,702

Benefits paid                                                                3,613,923          4,042,214
                                                                     --------------------------------------
Net decrease                                                                (1,688,274)        (1,087,512)

Net assets available for benefits at beginning of year                      45,186,101         46,273,613
                                                                     --------------------------------------
Net assets available for benefits at end of year                          $ 43,497,827       $ 45,186,101
                                                                     ======================================

SEE ACCOMPANYING NOTES

                American Medical Security Retirement Savings Plan

                          Notes to Financial Statements

                                December 31, 2002


1.  DESCRIPTION OF THE PLAN

The following description of the American Medical Security Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a complete description of the Plan's provisions.

GENERAL

The Plan is a contributory defined contribution plan covering all full-time and part-time employees of American Medical Security Group, Inc. (AMSG) and its subsidiaries, American Medical Security, Inc. and Nurse Healthline, Inc. (collectively the Company or Employer). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

PARTICIPATION AND VESTING

Employees are eligible to become contributing participants in the Plan and receive matching contributions on the first day of the following month after reaching the age of 18 and after 30 days of eligible service. Employees with 30 days of service that are employed on the last day of the Plan year are entitled to receive profit-sharing contributions for the Plan year.

Participants are immediately vested in their contributions plus actual earnings thereon. New participants do not vest in Company contributions until three years of service, at which time they become fully vested.

The nonvested portion of the Company's profit sharing and matching contributions are forfeited when a participant terminates employment. Profit sharing forfeitures are allocated to the remaining Plan participants, while matching contribution forfeitures are used to reduce future matching contributions. During 2002 and 2001, the Company utilized forfeited amounts of $65,000 and $133,000, respectively, to offset the required matching contribution.

                American Medical Security Retirement Savings Plan

1.  DESCRIPTION OF THE PLAN (CONTINUED)

CONTRIBUTIONS, WITHDRAWALS AND LOANS

Plan participants are permitted to make contributions on a before-tax basis each payroll period of 2% to 18% of base compensation, subject to the maximum amount allowed by the Internal Revenue Code (IRC). Participants can change their before-tax contribution percentage any time during the Plan year. Participants direct current contributions and accumulated contributions and earnings between funds offered through the Plan.

In 2002, the Company matched 70% of the first 6% of compensation that a participant contributed to the Plan. Additional amounts may be contributed at the option of the Company. Prior to January 1, 2002, the Company matched 60% of the first 6% of compensation contributed by a participant.

The Company makes a yearly profit sharing contribution in an amount to be determined each year. For the year ended December 31, 2002, the Company made a profit sharing contribution of $1,269,000, or 2% of eligible wages. No profit sharing contribution was made in 2001.

Distributions due to retirement, death, permanent disability and termination of employment are provided for as defined within the Plan.

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of one-half of their vested account balance or $50,000. The loan is secured by the balance in the participant's account and bears interest at a rate commensurate with prevailing rates as determined by the Plan administrator. Principal and interest are repaid through payroll deductions.

TERMINATION OF THE PLAN

The Company has established the Plan with the intention and expectation that the Employer will be able to make contributions indefinitely, but the Employer neither is, nor shall, be under any obligation or liability whatsoever to maintain the Plan for any given length of time. The Company retains the right to modify or terminate the Plan at any time, but may not retroactively reduce the share of any participant or cause the Plan's assets to revert to the Company unless required by law. In the event of termination, the balance of each participant's account would become fully vested, and all assets would be distributed to the participants and beneficiaries.

               American Medical Security Retirement Savings Plan

1.  DESCRIPTION OF THE PLAN (CONTINUED)

EXPENSES

Administrative expenses of the Plan are paid from Plan assets.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

INVESTMENT VALUATION AND ACCOUNTING METHOD

The Plan's financial statements are prepared on the accrual basis of accounting. The Plan's investments are stated at fair value. The fair value of mutual fund shares and AMSG common stock are based on the quoted market values on the last business day of the Plan year. The fair value of the participation units in the common trust fund is based on quoted redemption values. Participant loans are stated at their unpaid principal balance, which approximates fair value.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Company to make estimates that affect the amounts reported in the Plan's financial statements and accompanying notes. Actual results could differ from these estimates.

3.  INVESTMENTS

The following individual investments represent more than 5% of the Plan's net assets available for benefits:

                                                             DECEMBER 31
                                                       2002              2001
                                                    ----------------------------
Investments at fair value as determined by
quoted market price or redemption value:
     MCM Stable Value Advisory Fund                 $6,335,953      $  5,643,420
     Scudder Growth & Income Fund                    4,217,761         5,961,180
     Warburg Pincus Emerging Growth Fund             3,274,196         5,047,100
     Alleghany Montag & Caldwell Growth Fund         8,968,682        10,916,792
     Mercury HW International Value                  2,894,452         3,235,770
     Neuberger Berman Genesis Trust                  4,020,858         4,104,739
     Gabelli Equity Fund                             3,373,587         2,081,430

               American Medical Security Retirement Savings Plan

3.  INVESTMENTS (CONTINUED)

The Plan's investments, including gains and losses on investments bought, sold and held during the year, appreciated (depreciated) in fair value as follows:

                                                       YEAR ENDED DECEMBER 31
                                                        2002            2001
                                                   -----------------------------

Mutual funds                                       $(6,903,851)     $(4,296,267)
Common stock of American Medical Security Group,        56,579          299,857
 Inc.                                              -----------------------------
                                                   $(6,847,272)     $(3,996,410)
                                                   =============================

4.  INCOME TAX STATUS

The Company has not received a determination letter on their adoption of the nonstandardized prototype plan. In accordance with Revenue Procedure 2002-6, the Company has chosen to rely on the current opinion letter that has been issued to the prototype. Once qualified, the Plan is required to operate in conformity with the code to maintain its qualification. The Company believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the plan is qualified and the related trust is tax exempt. The Company has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status.

5.  TRANSACTIONS WITH PARTIES IN INTEREST

Investment fees incurred are paid by participants. In addition, certain services are provided by the Plan sponsor at no cost to the Plan.

                American Medical Security Retirement Savings Plan

                    Employer Identification Number 39-1431799
                                 Plan Number 001

          Schedule H, Line 4i-Schedule of Assets (Held at End of Year)

                                December 31, 2002



  IDENTITY OF ISSUER, BORROWER/                      UNITS/              CURRENT
    DESCRIPTION OF INVESTMENT                        SHARES               VALUE
--------------------------------------------------------------------------------

American Century - International Growth Investor     24,228        $     154,574
Dreyfus GNMA Fund                                    93,525            1,416,907
Dreyfus S&P 500 Fund                                 32,314              827,248
Gabelli Equity Income Fund                          259,108            3,373,587
Mercury HW International Value                      174,470            2,894,452
Alleghany Montag & Caldwell Growth Fund             482,187            8,968,682
MCM Stable Value Advisory Fund                      480,509            6,335,953
INVESCO Small Company Growth Fund                   102,835              856,620
Janus Twenty Fund                                    15,674              454,692
Neuberger Berman Genesis Trust                      142,888            4,020,858
Strong Corporate Bond                               110,803            1,106,923
Scudder Growth & Income Fund                        263,940            4,217,761
Warburg Pincus Emerging Growth Fund                 173,697            3,274,196
Warburg Pincus Global Fixed Income                   92,060              905,872
 Dreyfus Emerging Markets                           158,427            1,756,953
 American Medical Security Group, Inc. common        78,045              612,651
   stock*
Participant loans receivable (interest rates
   range from 5.25% to 9.75%)                                          1,050,515
                                                           ---------------------
                                                                     $42,228,444
                                                           =====================
*Represents a party in interest to the Plan.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the American Medical Security Retirement Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


DATE:   June 26, 2003


                               AMERICAN MEDICAL SECURITY
                               RETIREMENT SAVINGS PLAN

                               /s/ John R. Lombardi
                               ---------------------
                               John R. Lombardi
                               American Medical Security Retirement Savings Plan Administrative Committee Member

                                  EXHIBIT INDEX
                                       TO
                             FORM 11-K ANNUAL REPORT
                     for fiscal year ended December 31, 2002

EXHIBIT           DESCRIPTION             INCORPORATED HEREIN          FILED
NUMBER                                      BY REFERENCE TO           HEREWITH

 23         Consent of Independent                                        X
            Auditors

 99         Certification Pursuant to                                     X
            18 U.S.C. Section 1350, as
            Adopted Pursuant to Section
            906 of the Sarbanes-Oxley
            Act of 2002





                                      EX-1